Exhibit 99.2

ProQR Announces Second Quarter 2020 Operating and Financial Results

●	Positive preliminary data from InSight extension study of sepofarsen for LCA10 reported – consistent with benefit seen in Phase 1/2 and building confidence in Phase 2/3 Illuminate trial;
●	Strategic convertible debt financing extends runway into 2023 if fully drawn;
●	Trial enrollment continuing for three clinical stage RNA therapies in development for inherited retinal diseases, with fourth ophthalmic program slated to enter clinical testing

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 6, 2020 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for inherited retinal diseases (IRDs), today reported its financial and operating results for the second quarter ended June 30, 2020 and provided a business update.

“During the first half of the year we have built momentum across the business, and despite uncertainties related to COVID-19, we have made progress across our pipeline,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “We have continued to enroll patients in trials for our three clinical-stage programs, and are prepared to advance our fourth program into the clinic. Recently, we have shared preliminary data from our InSight extension study supporting sepofarsen’s potential to treat patients with LCA10 and building additional confidence in the Phase 2/3 Illuminate study that is ongoing. We have also bolstered our financial position with a strategic convertible debt financing, which is designed to increase our financial flexibility as we continue to further advance our pipeline and build toward commercialization. We are also pleased to have strengthened our Scientific Advisory Board with leading experts in IRD and RNA therapies who will bring important scientific, clinical and regulatory experience for us to draw upon as we work to advance our therapies to patients with IRDs.”

De Boer continued, “Following restrictions related to COVID-19, many of our trial sites are beginning to or making plans to resume normal operations. Following that, we expect to provide updated timeline guidance in the fall and anticipate achieving a number of development milestones across our pipeline over the course of the coming 12-18 months. We are confident in our fundamentals and committed to advancing our RNA therapies to patients with rare inherited retinal diseases.”

Business Operations and Program Updates

Ongoing clinical studies of sepofarsen for Leber Congenital Amaurosis 10 (LCA10), QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa (nsRP), and QR-1123 for autosomal dominant retinitis pigmentosa (adRP) are all currently active with patient enrollment ongoing across these programs. As clinical trial sites define plans for resuming normal operations, ProQR expects to be able to provide updated guidance for timelines in the fall.

Sepofarsen, lead clinical candidate for Leber congenital amaurosis 10 (LCA10) in the Phase 2/3 Illuminate trial:

●	In July, the Company presented preliminary data from the Phase 1/2 InSight extension study of sepofarsen for LCA10, where the observed treatment response in the second eye dosed was consistent with the first eye treated and which builds confidence in the Phase 2/3 Illuminate trial.
●	In June, the Company presented results from the Phase 1/2 clinical trial of sepofarsen via a video presentation in conjunction with the Association for Research in Vision and Ophthalmology (ARVO). The

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

data, previously reported by ProQR in October 2019, showed that sepofarsen was observed to be well tolerated with rapid, significant, and durable improvements in vision observed at month twelve.

●	The Company plans to start a pediatric assessment of sepofarsen in 2021, which will include children 3 to <8 years of age with LCA10 due to the CEP290 pCys998x mutation. The primary objectives of the study are safety and tolerability,

QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa (nsRP):

●	The Phase 1/2 Stellar trial of QR-421a in patients with Usher syndrome and non-syndromic retinitis pigmentosa, or nsRP, is ongoing with dose expansion and dose escalation cohorts enrolling.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP):

●	The Phase 1/2 Aurora trial is ongoing with initial data on track for 2021.

QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD):

●	All preparations for the start of a Proof of Mechanism trial of QR-504a in patients with FECD are completed and, pending the lift of COVID-19 restrictions, the Company plans to enter clinical development for patients with FECD type 3 who are scheduled for corneal transplant.

Business Updates

●	In July, ProQR entered into a strategic convertible debt financing agreement with Pontifax Ventures, where the Company will have access to up to $30 million in three tranches of $10 million that will mature over a 54 month period and have an interest-only period of 24 months. If fully drawn down, the capital extends ProQR’s runway into 2023. Pontifax may elect to convert the outstanding loan into ProQR ordinary shares at any time prior to repayment at a conversion price of $7.88 per share, which is a 50% premium to the Company’s average closing share price during the 7 days prior to closing of the agreement. ProQR can trigger conversion of the debt to equity at the same price if the Company’s stock price reaches a pre-determined threshold. In connection with the closing, ProQR issued to Pontifax warrants to purchase up to an aggregate of 190,424 ordinary shares. Subsequent to the closing with Pontifax, the loan facility was expanded by an additional €15 million (in three tranches of €5 million) with Kreos Capital, with €5 million drawn by the Company at closing.
●	In July, ProQR announced the strengthening of its Scientific Advisory Board (SAB) with leaders in inherited retinal disease and RNA therapy. The SAB members are:
o	James Shannon, MD, Chair of the SAB, former Chief Medical Officer at GlaxoSmithKline and Global Head of Pharma Development at Novartis;
o	Mike Cheetham, PhD, Professor of Molecular Cell Biology at the University College London Institute of Ophthalmology;
o	Thaddeus (Ted) Drija, MD, former Global Head of Ophthalmology Research at Novartis, Professor of Ophthalmology at Harvard Medical School, and an Associate Director of Eye Pathology at Massachusetts Eye and Ear Infirmary;
o	Donald S. Fong, MD, MPH, Chief of Ophthalmology and Director of the Kaiser Permanente Southern California Eye Monitoring Center, and Clinical Professor of Ophthalmology at UCLA School of Medicine;
o	Art Levin, PhD, Chief Scientific Officer at Avidity Biosciences;
o	Martin Maier, PhD, Vice President Research at Alnylam Pharmaceuticals;

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

o	Tim Stout, MD, PhD, MBA, the Sid W. Richardson Professor and Margarett Root Brown Chair of the Department of Ophthalmology, and Director of the Cullen Eye Institute at Baylor College of Medicine; and
o	Phil Zamore, PhD, a Howard Hughes Medical Institute Investigator, Gretchen Stone Cook Chair of Biomedical Sciences, Professor of Biochemistry and Molecular Pharmacology, and Chair of the RNA Therapeutics Institute at the UMass Medical School, and co-founder of Alnylam Pharmaceuticals and Voyager Therapeutics.
●	In June, the Company held its Annual General Meeting virtually. Shareholders approved all agenda voting items.

Financial Highlights

At June 30, 2020, ProQR held cash and cash equivalents of €87.1 million, compared to €112.0 million at December 31, 2019. Net cash used in operating activities during the three-month period ended June 30, 2020 was €10.5 million, compared to €10.9 million for the same period last year.

Research and development costs were €8.6 million for the quarter ended June 30, 2020 compared to €9.5 million for the same period last year and were comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs, and other allocated costs.

General and administrative costs were €3.4 million for the quarter ended June 30, 2020 compared to €2.9 million for the quarter ended June 30, 2019.

Net loss for the three-month period ended June 30, 2020 was €4.1 million, or €0.08 per diluted share, compared to €11.7 million, or €0.30 per diluted share, for the same period last year. For further financial information for the period ending June 30, 2020, please refer to the financial statements appearing at the end of this release.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is being evaluated in the pivotal Phase 2/3 Illuminate trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of Leber congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

About Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2 are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2 and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About QR-421a

QR-421a is being evaluated in the Phase 1/2 Stellar trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123

QR-1123 is being evaluated in the Phase 1/2 Aurora trial and is a first-in-class investigational RNA therapy designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Fuchs endothelial corneal dystrophy (FECD) is a common inherited condition characterized by the dysfunction and degeneration of the corneal endothelium, a single cell layer of cells on the inside of the cornea. FECD is a common disorder; it is estimated that FECD affects more than 4% of individuals over the age of 40 in the U.S., and similar prevalence is noted for other global regions. There are different types of this disease and we focus on age-related FECD (FECD3). Some patients with age-related FECD develop advanced disease with corneal edema and corneal clouding. These symptoms can lead to complete vision loss and the need for surgery and a corneal transplant.

About QR-504a

We are developing QR-504a as an RNA therapy for the treatment of FECD3. We plan to advance the QR-504a program into a first clinical trial in late-stage disease patients in 2020. QR-504a is designed to target the intronic TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci in order to normalize the RNA splicing patterns, and prevent or halt corneal degeneration in patients with FECD3.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, statements regarding QR-421a, and the clinical development and the therapeutic potential thereof, statements regarding QR-1123 and the clinical development and therapeutic potential thereof, our other programs and business operations, including timing of commencing clinical trials and enrollment of patients therein, the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, our loan facility with Pontifax and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax; and general business, financial and accounting risks and litigation. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2020	2019
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	87,141	111,950
Prepayments and other receivables	3,562	1,866
Social securities and other taxes	452	850

Total current assets	91,155	114,666

Property, plant and equipment	2,102	2,440
Investments in associates	243	429

Total assets	93,500	117,535

Equity and liabilities
Equity
Equity attributable to owners of the Company	80,094	94,329
Non-controlling interests	(526)	(496)
Total equity	79,568	93,833

Current liabilities
Borrowings	656	343
Lease liabilities	46	508
Trade payables	492	445
Current income tax liability	65	64
Social securities and other taxes	17	108
Pension premiums	1	2
Deferred income	1,053	711
Other current liabilities	6,703	8,812

Total current liabilities	9,033	10,993

Borrowings	4,899	12,709

Total liabilities	13,932	23,702

Total equity and liabilities	93,500	117,535

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,

	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	8,674	563	8,937	979

Research and development costs	(8,587)	(9,523)	(21,412)	(21,487)
General and administrative costs	(3,446)	(2,876)	(7,364)	(6,066)

Total operating costs	(12,033)	(12,399)	(28,776)	(27,553)

Operating result	(3,359)	(11,836)	(19,839)	(26,574)
Finance income and expense	(697)	(531)	(161)	(37)
Results related to associates	(52)	698	(186)	698

Result before corporate income taxes	(4,108)	(11,669)	(20,186)	(25,913)
Income taxes	(11)	(64)	(11)	(64)

Result for the period	(4,119)	(11,733)	(20,197)	(25,977)
Other comprehensive income	(135)	(38)	121	(26)

Total comprehensive income (attributable to owners of the Company)	(4,254)	(11,771)	(20,076)	(26,003)

Result attributable to
Owners of the Company	(4,112)	(11,651)	(20,167)	(25,808)
Non-controlling interests	(7)	(82)	(30)	(169)
	(4,119)	(11,733)	(20,197)	(25,977)

Share information
Weighted average number of shares outstanding[1]	50,021,194	38,908,182	49,963,614	38,896,868

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.08)	(0.30)	(0.40)	(0.66)
Diluted loss per share[1]	(0.08)	(0.30)	(0.40)	(0.66)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company

				Equity settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(25,808)	(25,808)	(169)	(25,977)
Other comprehensive income	—	—	—	—	(26)	—	(26)	—	(26)
Recognition of share-based payments	—	—	—	3,388	—	—	3,388	—	3,388
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(39,653)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(29)	—	29	—	—	—
Share options exercised	39,653	—	164	(113)	—	113	164	—	164

Balance at June 30, 2019	43,149,987	1,726	235,908	14,026	82	(181,109)	70,633	(399)	70,234

Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	(20,167)	(20,167)	(30)	(20,197)
Other comprehensive income	—	—	—	—	121	—	121	—	121
Recognition of share-based payments	—	2	283	4,542	—	—	4,827	—	4,827
Issuance of ordinary shares	100,902	2	270	—	—	—	272	—	272
Treasury shares transferred	(296,122)	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(60)	—	60	—	—	—
Share options exercised	296,122	—	712	(458)	—	458	712	—	712

Balance at June 30, 2020	54,076,740	2,163	288,479	20,575	272	(231,395)	80,094	(526)	79,568

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,

	2020	2019	2020	2019
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(4,119)	(11,733)	(20,197)	(25,977)
Adjustments for:
— Depreciation	530	516	1,052	1,037
— Share-based compensation	1,802	1,100	4,672	3,388
— Other income	(8,423)	—	(8,423)	—
— Financial income and expenses	696	531	161	37
— Results related to associates	52	(698)	186	(698)
— Net foreign exchange gain / (loss)	(135)	(38)	121	(26)

Changes in working capital	(907)	(500)	(3,108)	(974)
Cash used in operations	(10,504)	(10,822)	(25,536)	(23,213)

Corporate income tax paid	(11)	(64)	(11)	(64)
Interest received	62	32	91	86
Interest paid	(34)	(24)	(38)	(51)

Net cash used in operating activities	(10,487)	(10,878)	(25,494)	(23,242)

Cash flow from investing activities
Purchases of property, plant and equipment	(344)	(86)	(542)	(309)

Net cash used in investing activities	(344)	(86)	(542)	(309)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—	—	—
Proceeds from exercise of share options	243	93	712	164
Proceeds from borrowings	289	—	579	—
Proceeds from convertible loans	65	—	65	690
Repayment of lease liability	(105)	(287)	(307)	(571)

Net cash (used in)/generated by financing activities	492	(194)	1,049	283

Net increase/(decrease) in cash and cash equivalents	(10,339)	(11,158)	(24,987)	(23,268)

Currency effect cash and cash equivalents	(583)	(458)	178	152
Cash and cash equivalents, at beginning of the period	98,063	94,080	111,950	105,580

Cash and cash equivalents at the end of the period	87,141	82,464	87,141	82,464

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com